EXHIBIT 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2003	Years Ended December 31,
		2002	2001	2000	1999	1998
	(Dollars in millions)
Earnings calculation:

Income before income taxes	$172.1	$172.0	$164.5	$141.1	$121.0	$104.8
Fixed charges	74.5	83.0	83.0	94.8	91.0	93.3

Earnings	$246.6	$255.0	$247.5	$235.9	$212.0	$198.1

Fixed charges calculation:

Interest expense excluding senior note	$1.7	$1.3	$1.2	$1.9	$—	$—
Amortization of senior note	13.2	4.6	—	—	—	—
Interest credited to policyholders	56.3	72.9	78.7	90.4	88.8	91.5
Portion of rental expense representing an interest factor (1)	3.3	4.2	3.1	2.5	2.2	1.8

Total fixed charges	$74.5	$83.0	$83.0	$94.8	$91.0	$93.3

Ratio of earnings to fixed charges	3.3x	3.1x	3.0x	2.5x	2.3x	2.1x

(1)	Interest portion of operating leases is assumed to be 28 percent.